Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

    (Release No. 35-_____)

    Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

    March __, 2004

    Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After April __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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     INTERSTATE POWER AND LIGHT COMPANY   (70-9375)
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     Interstate Power and Light Company ("IP&L"), whose principal executive offices are at Alliant Energy Tower, 200 First Street S.E., Cedar Rapids, Iowa 52401, has filed a post-effective amendment to its application-declaration, as previously amended, in this proceeding designating Sections 6(a), 7, and 12(b) of the Act and Rules 23, 24, 45 and 54 thereunder as applicable to the proposed transactions. IP&L is a direct wholly-owned public utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company. IP&L is engaged principally in the generation, purchase, transmission, distribution and sale of electric power and the purchase, distribution, transportation and sale of natural gas in portions of Iowa, Minnesota and Illinois. At December 31, 2003, IP&L provided electric service to approximately 529,000 customers and gas


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service to approximately 236,000 customers (excluding transportation and other customers).

     By orders in this proceeding dated November 25, 1998 (Holding Co. Act Release No. 26945) and December 15, 2000 (Holding Co. Act Release No. 27306), as subsequently modified by order dated October 24, 2001 in File No. 70-9837 (Holding Co. Act Release No. 27456)/1 (such orders being hereafter referred to as the "Prior Orders"), the Commission has authorized IP&L to (1) issue and sell from time to time through June 30, 2004 (the "Authorization Period"), in one or more series, any combination of (a) collateral trust bonds ("Trust Bonds"), (b) senior unsecured debentures ("Senior Debentures"), and (c) unsecured subordinated debentures ("Subordinated Debentures"); and (2) enter into an agreement or agreements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") for the financing or refinancing of air and water pollution control facilities and sewage and solid waste disposal facilities ("Facilities"). As security for IP&L's obligations under any agreement relating to the Tax-Exempt Bonds, IP&L is authorized to (1) issue its non-negotiable promissory note or notes to evidence the loan to IP&L of the proceeds of the Tax-Exempt Bonds by the issuer thereof, (2) convey a subordinated security interest in any Facilities that are financed through the issuance of Tax-Exempt Bonds, (3) issue and pledge one or more new series of Trust Bonds ("Tax-Exempt Collateral Bonds"), (4) acquire and deliver letters of credit guaranteeing payment of the Tax-Exempt Bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the Tax-Exempt Bonds, and (6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the Tax-Exempt Bonds.

     Under the Prior Orders, the aggregate principal amount of the Trust Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds issued during the Authorization Period shall not exceed $300 million, provided that such amount excludes the principal amount of any Tax-Exempt Collateral Bonds issued as collateral security for Tax-Exempt Bond obligations and any other forms of collateral related to the Tax-Exempt Bonds. IP&L may not issue any long-term debt securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the October 24, 2001 order, the Commission reserved jurisdiction over the issuance by IP&L of any such securities that are rated below investment grade.


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     1   In the October 24, 2001 order, the Commission approved the merger of
Interstate Power Company into IES Utilities Inc., which then changed its name to Interstate Power & Light Company. The Commission also approved an increase from $200 million to $300 million in the aggregate amount of long-term debt securities that IP&L may issue through June 30, 2004.


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     The Prior Orders provide that no series of Trust Bonds will be issued at interest rates in excess of the lower of 15% per annum or those interest rates generally obtainable at the time of pricing for first mortgage bonds having reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features (the "Ceiling Rate"). Further, the Prior Orders provide that no series of Senior Debentures or Subordinated Debentures will be sold if their fixed interest rate or initial adjustable interest rate exceeds the Ceiling Rate.

     IP&L states that, through December 31, 2003, it had issued and sold a total of $200 million principal amount of long-term debt securities in accordance with the authorization under the Prior Orders. IP&L further states that it currently plans to issue an additional $100 million principal amount of Trust Bonds or Senior Debentures in the second quarter of 2004, the proceeds of which will be used to repay short-term debt that was incurred principally to finance IP&L's construction program and for other corporate purposes, and to redeem approximately $20 million principal amount of Tax-Exempt Bonds, also during the second quarter of 2004.

     IP&L is now requesting that the Commission issue a further supplemental order in this proceeding to (a) extend the Authorization Period under the Prior Orders from June 30, 2004 to December 31, 2004, (b) increase the maximum aggregate principal amount of the Trust Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds that IP&L may issue during the Authorization Period from $300 million to $350 million, such that, taking into account previous issuances of such securities totaling $200 million, IP&L would have authority to issue up to an additional $150 million of long-term debt securities during the remainder of 2004, and (c) authorize IP&L to enter into and perform interest rate hedging transactions in order to manage interest rate risk associated with outstanding long-term indebtedness and anticipated long-term debt offerings. IP&L is not requesting any other change or modification to the terms, conditions or limitations under the Prior Orders.

     IP&L is requesting a six-month extension in the Authorization Period in order to make the expiration date under the Prior Orders coterminous with the expiration date under orders issued in File 70-10052 that grant IP&L authorization to issue and sell short-term indebtedness./2 IP&L states that the extension will also provide it greater financing flexibility in the event that its currently planned offering of Trust Bonds or Senior Debentures and redemption of Tax-Exempt Bonds are delayed beyond the second quarter of 2004. The proposed $50 million increase (from $300 million to $350 million) in the


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     2   By orders dated June 21, 2002 (Holding Co. Act Release No. 27542),
October 10, 2002 (Holding Co. Act Release No. 27575), and December 13, 2002 (Holding Co. Act Release No. 27615) in File No. 70-10052, IP&L is authorized to issue and sell short-term debt securities from time to time through December 31, 2004.


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limit on new long-term debt securities that IP&L may issue will allow IP&L to complete in 2004 both its planned offering of Trust Bonds or Senior Debentures ($100 million) and redemption of approximately $20 million Tax-Exempt Bonds.

     IP&L requests authorization to enter into interest rate hedging transactions with respect to its outstanding long-term indebtedness ("Interest Rate Hedges") in order to reduce or manage interest rate cost. Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as futures, interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR-based swap instruments. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any Interest Rate Hedge exceed that of the underlying debt instrument and related interest rate exposure. In addition, IP&L requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"). Such Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Interest Rate Hedges and Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT") or other designated contract markets, the establishment of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. IP&L will determine the optimal structure of each Interest Rate Hedge or Anticipatory Hedge transaction at the time of execution. Interest Rate Hedges and Anticipatory Hedges in the over-the-counter market would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch, Inc. Fees, commissions and other amounts payable to a counterparty or exchange (excluding, however, the swap or option payments) in connection with any Interest Rate Hedge or Anticipatory Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     It is stated that the fees, commissions and expenses, paid or incurred in connection with filing the post-effective amendment are estimated not to exceed $5,000. Fees, commissions and expenses paid or incurred by IP&L in connection with any offering of long-term debt securities authorized in this proceeding


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will be within the limitations specified in the Prior Orders.

     It is further stated that the issuance and sale of long-term debt securities by IP&L is subject to approval by the Minnesota Public Utilities Commission and the Illinois Commerce Commission. No other state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.


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